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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                November 14, 2002

                            INFINEON TECHNOLOGIES AG

                              St.-Martin-Strasse 53
                                 D-81541 Munich
                           Federal Republic of Germany
                                Tel: +49-89-234-0
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F /X/ Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes / /   No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

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     This report on Form 6-K contains a press release announcing the formation of a joint venture for DRAM production between Infineon and Nanya Technology Corporation, as well as related technology cooperation agreements.

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[INFINEON TECHNOLOGIES LOGO]

News Release/Presseinformation

JOINT NEWS RELEASE BY INFINEON AND NANYA

INFINEON AND NANYA SEAL DRAM COOPERATION BY FOUNDING PRODUCTION JOINT VENTURE AND AGREEING TECHNOLOGY DEVELOPMENT COLLABORATION

Munich/Germany and Taoyuen/Taiwan, November 13, 2002 - Infineon Technologies (FSE/NYSE: IFX), Munich, and Nanya Technology Corporation (NTC), Taoyuen/ Taiwan, have signed final contracts concerning strategic cooperation on standard memory chips (DRAMs). The cooperation will help each partner expand its position in the DRAM market while sharing development costs. The agreement provides for the joint development of advanced 0.09-micron and 0.07-micron production technologies for 300mm wafers. Under the terms of the agreement the companies have also set up a 50:50 joint venture for the production of DRAM chips and will build a new joint 300mm facility in Taiwan. This facility will employ the production technology developed jointly by the companies. Maximum production capacity will approach 50,000 wafer starts a month once the facility is fully operational. Initial production of the first 300mm wafers in the new facility is expected in late 2003.

The new 300mm semiconductor facility will be constructed in two stages aligned with the growth and development of the world semiconductor market. The first stage, which is scheduled for completion in the second half of 2004, will give the facility an initial monthly capacity of around 20,000 wafer starts. Completion of the second stage, currently anticipated for mid-2006, will increase capacity to around 50,000 wafer starts a month, making the new semiconductor facility one of the world's largest. The total investment planned in the next three years amounts to around Euro 2.2 billion. Infineon and Nanya will each invest Euro 550 million in their innovative memory chip production project until 2005, the lion's share of which will be used to ramp up production in 2004 and 2005.

When operating at maximum capacity, the facility will create up to 1,300 new jobs in Taiwan. The joint venture will be headquartered in Taoyuen/Taiwan, close to Nanya's existing production site. Subject to approval by the antitrust authorities, the joint venture will commence business operations on December 2, 2002.

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                                      - 2 -

"This strategic partnership in the Asian growth market successfully extends our offensive in the worldwide market for memory chips and we are expanding our position as one of the three best semiconductor manufacturers", explains Dr. Ulrich Schumacher, President and CEO of Infineon Technologies AG. "This cost-efficient way of boosting production capacities will also help us capture new business and drive our share of the global DRAM market up beyond the 20 percent mark."

"This partnership between our companies brings together our strengths, and allows Nanya to achieve it's objective of being a highly competitive major supplier worldwide", observed Dr. Jih Lien, President of Nanya Technologies. "We believe that this additional capacity will move Nanya to the number four ranking of DRAM makers with double digit market share."

New production technology, jointly developed at Infineon's Dresden site, will be used in both companies and by the new joint venture. Further collaboration on the development of 0.09-micron and 0.07-micron reference products in Munich is also planned. Infineon and Nanya will between them commit more than 120 people to the development projects. The first 300mm wafer memory products using the new 0.09-micron process will leave the production line in late 2003. Plans are also in place to transfer the 0.09-micron production technology to 200mm wafers. Infineon has already begun technical preparations for 0.09-micron production. This November, for example, it produced the first demonstrators featuring a new cell design and new materials.

The partners are developing the new production technology in concert using Infineon's advanced DRAM trench technology for 300mm wafers, which the company licenses to Nanya, as a starting point. The switch to the smaller 0.09-micron and 0.07-micron geometries in chip design coupled with the outstanding area efficiency and high capacity of the trench technology will further enhance productivity.

The new joint venture in Taoyuen will join Infineon's international network of DRAM production sites. The global integration of Infineon's memory facilities ensures uniformly high levels of quality standards at all sites worldwide and a constant exchange of know-how and experience.

ABOUT NANYA

Nanya Technology Corporation was officially founded on March 4, 1995. Set up to conduct research and development, design, manufacture, and sales of semi-conductor products, the company is headed by Mr. Y.C. Wang as the Chairman of

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                                      - 3 -

the Board. The main shareholder is Nanya Plastics Corporations of the Formosa Plastics Group. Nanya started semiconductor production in 1996 and opened its North American branch company in San Jose, California, in 1997. The company began providing foundry services in 1997. For more information, please contact Nanya Technology Corporation at 408/441-7819. For headquarters in Taiwan, please call 886-3-328-1688 or visit the web site http://www.nanya.com.

ABOUT INFINEON

Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for the automotive and industrial sectors, for applications in the wired communications markets, secure mobile solutions as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In the fiscal year 2002 (ending September), the company achieved sales of Euro 5.21 billion with about 30,400 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol:
IFX). Further information is available at www.infineon.com.

            This news release is available at www.infineon.com/news.

CONTACT AT NANYA TECHNOLOGY CORPORATION

Charles Kau
Executive Vice President
Tel. +886-3-328-1688
Fax +886-3-396-0993
charleskau@ntc.com.tw

FOR THE BUSINESS AND TRADE PRESS: INFXX200211.021e

MEDIA RELATIONS CONTACT    NAME:                  PHONE / FAX:                EMAIL:
WORLDWIDE HEADQUARTERS     RALPH HEINRICH         +49 89 234 22404 / 28482    ralph.heinrich@infineon.com
U.S.A.                     LESLIE DAVIS           +1 408 501-6790 / 2424      leslie.davis@infineon.com
ASIA                       KAYE LIM               +65 6840 0689 / 0073        kaye.lim@infineon.com
JAPAN                      HIROTAKA SHIROGUCHI    +81 3 5449 6795 / 6401      hirotaka.shiroguchi@infineon.com
                           INVESTOR RELATIONS     +49 89 234 26655 / 26155    investor.relations@infineon.com

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         INFINEON TECHNOLOGIES AG


Date:  November 14, 2002                 By: /s/ ULRICH SCHUMACHER
                                             ----------------------------
                                                Dr. Ulrich Schumacher
                                                Chairman, President and
                                                Chief Executive Officer


                                         By: /s/ PETER J. FISCHL
                                             ----------------------------
                                                Peter J. Fischl
                                                Chief Financial Officer